Exhibit 1

NEWS For Immediate Release	03-015 Date: December 12, 2003 Contact: Investor/Media Relations: Richard Downey Phone (403) 225-7357 Fax (403) 225-7609

Agrium redeems $50-million 6% debentures	E-mail: investor@agrium.com WWW: http://www.agrium.com

ALL AMOUNTS ARE STATED IN U.S.$

Calgary, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that it has delivered a notice to the Bank of New York, as Trustee for the Holders of the 6 percent Junior Convertible Subordinated Debentures (the “Debentures”) to redeem the Debentures outstanding in the amount of $50-million. A notice of redemption will be provided to the holders of the debentures by the Trustee and the redemption will occur in accordance with the terms of the Trust Indenture. The redemption price is 103 percent of the principal amount, plus accrued and unpaid interest. If holders opt for redemption, the redemption price will be paid from current cash balances of the Corporation on January 15, 2004.

The holders of the Debentures currently have the right to convert such Debentures into common shares of Agrium Inc. at a conversion price of $11.9677. If the holders of the Debentures elect to convert the Debentures into common shares of Agrium Inc., it would result in the maximum issuance of approximately 4.18 million common shares.

Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North America and Argentina. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate, potash and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.